United States securities and exchange commission logo





                 April 12, 2022

       Richard Wright
       President, Chief Executive Officer
       ALKALINE WATER Co INC
       8541 E Anderson Drive, Suite 100/101
       Scottsdale, Arizona 85255

                                                        Re: ALKALINE WATER Co
INC
                                                            Registration
Statement on Form S-3
                                                            Filed on April 1,
2022
                                                            File No. 333-264079

       Dear Mr. Wright :

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Janice Adeloye at 202-551-3034 or Lilyanna Peyser at 202-551-3222 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Trade & Services